UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Paul McCrory
Company Secretary
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 (0) 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BATUS Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,426,125,631

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,426,125,631*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,426,125,631*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of an aggregate of 601,368,171 shares of common stock of Reynolds American Inc. held by Brown & Williamson Holdings, Inc. (“B&W”) and 824,757,460 shares of common stock of Reynolds American Inc. held by BATUS Holdings Inc. (“BATUS”). B&W is a wholly owned subsidiary of BATUS.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,426,125,631*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,426,125,631*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,426,125,631*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Consists of an aggregate of 601,368,171 shares of common stock of Reynolds American Inc. held by B&W and 824,757,460 shares of common stock of Reynolds American Inc. held by BATUS. B&W is a wholly owned subsidiary of BATUS, which is a wholly owned subsidiary of Louisville Securities Limited (“Louisville”).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,426,125,631*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,426,125,631*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,426,125,631*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Consists of an aggregate of 601,368,171 shares of common stock of Reynolds American Inc. held by B&W and 824,757,460 shares of common stock of Reynolds American Inc. held by BATUS. B&W is a wholly owned subsidiary of BATUS, which is a wholly owned subsidiary of Louisville, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

This statement constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on June 19, 2015, amended by Amendment No. 1 filed on July 26, 2016, Amendment No. 2 filed on September 15, 2016, Amendment No. 3 filed on October 21, 2016, Amendment No. 4 filed on January 17, 2017, Amendment No. 5 filed on June 8, 2017 and Amendment No. 6 filed on July 19, 2017 relating to shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Reynolds American Inc., a North Carolina corporation (the “Issuer”), beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), BATUS Holdings Inc. (“BATUS”, and such 824,757,460 shares, the “BATUS owned shares”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. (“BAT”, and, collectively with B&W, BATUS and Louisville, the “Reporting Persons”).  The B&W owned shares and the BATUS owned shares are collectively referred to herein as the “Shares.” This Amendment No. 7 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not defined in this Amendment No. 7 have the meanings assigned to them in the Amended Schedule 13D.  This Amendment No. 7 is the final amendment to the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Merger set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

BAT financed the cash portion of the merger consideration, which was approximately $24.0 billion, and related fees and expenses with drawings under the Facilities Agreement.

It is currently expected that the Facilities Agreement will be refinanced by bond issuances in due course.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On July 25, 2017, BAT, BATUS, Merger Sub and the Issuer completed the Merger and the other transactions contemplated by the Merger Agreement, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger as an indirect, wholly owned subsidiary of BAT.

Upon the completion of the Merger, all the outstanding shares of Common Stock (other than shares of Common Stock owned by BAT and its subsidiaries and shares held by stockholders who have properly asserted (and not lost or effectively withdrawn) a demand for appraisal rights) were converted into the right to receive (i) $29.44 in cash, without interest, and (ii) a number of American depositary shares of BAT (“BAT ADSs”) representing 0.5260 of a BAT ordinary share (together, the “Merger Consideration”).

Upon the completion of the Merger, the directors of Merger Sub and the officers of the Issuer immediately prior to the completion of the Merger became the directors and officers of the Issuer, respectively, both until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

Upon the completion of the Merger, the Issuer’s articles of incorporation as in effect immediately prior to the completion of the Merger remained the articles of incorporation of the Issuer as the surviving corporation in the Merger, except that the Issuer’s articles of incorporation were amended to provide for a minimum of one director instead of a minimum of nine directors. The bylaws of Merger Sub as in effect immediately prior to the completion of the Merger became the bylaws of the Issuer as the surviving corporation of the Merger, except that references to the name of Merger Sub were replaced by the name of the Issuer as the surviving corporation of the Merger.

Pursuant to the terms of the Governance Agreement, upon the completion of the Merger, the Governance Agreement terminated automatically and in its entirety.

In connection with the completion of the Merger, the Issuer notified the New York Stock Exchange (the “NYSE”) that each share of Common Stock (other than shares of Common Stock owned by BAT and its subsidiaries and shares held by stockholders who have properly asserted (and not lost or effectively withdrawn) a demand for appraisal rights) was automatically converted into the right to receive the Merger Consideration. All shares of Common Stock, which traded under the symbol “RAI”, were suspended from trading on the NYSE prior to the opening of trading on July 25, 2017. The Issuer has requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of Common Stock from the NYSE and the deregistration of Common Stock under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). The NYSE filed the Form 25 with respect to Common Stock on July 25, 2017.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Amended Schedule 13D are hereby amended in their entirety with the following:

(a)
See items 7 through 13 on the cover pages to this Statement on Schedule 13D. B&W is the holder of record of the B&W owned shares and BATUS is the holder of record of the BATUS owned shares. B&W is a wholly owned subsidiary of BATUS. BATUS is a wholly owned subsidiary of Louisville, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of BAT. BATUS may be considered to be beneficial owner of the B&W owned shares by virtue of its direct and indirect ownership of all of the equity and voting power of B&W. Each of Louisville, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited, and BAT may be considered to be beneficial owner of the Shares by virtue of its direct and indirect ownership of all of the equity and voting power of B&W and BATUS. The B&W owned shares comprise approximately 42.2% of the outstanding shares of Common Stock (based on 1,426,125,631 shares of Common Stock outstanding as of July 25, 2017, following the completion of the transfer of the Louisville Shares to B&W). The BATUS owned shares comprise approximately 57.8% of the outstanding shares of Common Stock (based on 1,426,125,631 shares of Common Stock outstanding as of July 25, 2017, following the completion of the Merger).

(b)
See items 7 through 13 on the cover pages to this Statement on Schedule 13D. B&W has power both to dispose of and exercise the voting rights attributable to the B&W owned shares and BATUS has power both to dispose of and exercise the voting rights attributable to the BATUS owned shares. Because B&W is a wholly owned subsidiary of BATUS, BATUS may be deemed to control B&W and therefore share voting power and investment power with respect to the B&W owned shares. Because both B&W and BATUS are wholly owned subsidiaries of Louisville, British American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT, these BAT Entities may be deemed to control B&W and BATUS and therefore share voting power and investment power with respect to the Shares. See Item 2 of this Statement on Schedule 13D for information on the BAT Entities.

(c)
Except for the consummation of each of the Stock Purchase Agreement and the Contribution Agreement, and the completion of the Merger as set out in Item 4 above, none of the Reporting Persons has effected any transaction in shares of the Common Stock during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the information set forth in Items 3 and 4 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 25, 2017

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: Director

BATUS Holdings Inc.

By:	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President

Louisville Securities Limited

By:	/s/ Robert J. Casey
Name: Robert J. Casey
Title: Director

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name: Paul McCrory
Title: Company Secretary